Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/13/16**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing Section

MAY 17 2016

Washington DC
412

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214



3. Provide the applicant's mailing address (if different):

16019035

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 17 2016
DIVISION OF TRADING & MARKETS

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats EDGA Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 03/09/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/13/16 (MM/DD/YY) Bats EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 13th day of May (Month), 2016 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. Bats Global Markets, Inc.

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the outstanding common stock of Bats Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* Bats Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - Robert Jones
   - Chris Mitchell
   - Jamil Nazarali
   - Frank Reardon

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Tony Barchetto (Executive Vice President, Head of Corporate Development)

- Mark Hemsley (Executive Vice President, Chief Executive Officer of Bats Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Chris Mitchell
- Frank Reardon

Audit Committee

- Michael Richter
- Alan Freudenstein
- Robert Jones

Nominating and Corporate Governance Committee

- John McCarthy
- Alan Freudenstein
- Michael Richter

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.

   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Bats Global Markets, Inc. owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Bats BZX Exchange, Inc.

1. *Name*: Bats BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Bats BYX Exchange, Inc.

1. *Name*: Bats BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)

- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Bats EDGX Exchange, Inc.

1. *Name*: Bats EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Bats Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Chris Isaacson
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Executive Vice President, Head of Corporate Development)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Sandy Kemper
- Scott Wagner
- Jill Sommers

<u>Audit Committee</u>
- Jill Sommers
- David Roscoe
- Matt Billings

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Sandy Kemper
- David Roscoe

<u>Appeals Committee</u>
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Bats Trading, Inc.

1. *Name*: Bats Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Bats Trading, Inc. provides routing of orders from the Exchange Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon
   - Brian N. Schell

   Current Officers
   - Troy Yeazel (President)
   - Greg Steinberg (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc.,which is also the Exchange's 100& owner.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Bats Hotspot Holdings LLC

1. *Name*: Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Holdings LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Holdings LLC is an intermediate holding company of Bats Hotspot LLC and Bats Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Bats Hotspot LLC

1. *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name*: Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

L. Bats Hotspot SEF LLC

1. *Name*: Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot SEF LLC currently has no operations, but anticipates registering with the CFTC as a swap execution facility.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Pending.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   None

   Current Officers
   None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

M. Bats International Holdings Limited

1. *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited and Bats Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Europe Limited

1. *Name*: Bats Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. <u>Bats Hotspot Asia Pte. Ltd.</u>

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Concannon
   - Ng Lip Chih

   <u>Current Officers</u>
   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. <u>Bats Trading Limited</u>

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Anthony Whalley
   - Richard Balarkas
   - Virginie Saade
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   <u>Current Officers</u>
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)

- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

R. Bats ETF.com, Inc.

1. *Name*: Bats ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Fernando Rivera

   Current Officers
   - Chris Concannon (President)
   - David Lichtblau (CEO)
   - Brian N. Schell (EVP, CFO and Treasurer)
   - Bryan Harkins (EVP, Head of U.S. Markets)
   - Chris Isaacson (EVP, Global CIO)
   - Eric Swanson (EVP, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Fernando Rivera (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. <u>BATS FX, Inc.</u>

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, BATS FX, Inc. ceased to exist.

U. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of December 31, 2015, Direct Edge ECN LLC ceased to exist.

V. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Direct Edge Holdings LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Direct Edge Holdings LLC ceased to exist.

W. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Holdings Corp. ceased to exist.

X. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2015, Omicron Intermediate Holdings Corp. ceased to exist.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets, Inc.
- B Bats Global Markets Holdings, Inc.
- C Direct Edge LLC (Updated)
- D Bats BZX Exchange, Inc.
- E Bats BYX Exchange, Inc.
- F Bats EDGX Exchange, Inc.
- G Bats Trading, Inc.
- H Omicron Acquisition Corp.
- I Bats Hotspot Holdings LLC
- J Bats Hotspot LLC
- K Bats Hotspot Services LLC
- L Bats Hotspot SEF LLC
- M Bats International Holdings Limited
- O Bats Hotspot Asia Pte. Ltd.
- P Bats Trading Limited
- Q Chi-X Europe Limited
- R Bats ETF.com, Inc.
- S INDEXPUBS S.A.
- T BATS FX, Inc.
- U Direct Edge ECN LLC
- V Direct Edge Holdings LLC
- W Omicron Holdings Corp
- X Omicron Intermediate Holdings Corp.

C Direct Edge LLC

Amended and Restated

Limited Liability Company Operating Agreement
of
Direct Edge LLC

This Amended and Restated Limited Liability Company Operating Agreement (this "**Agreement**") of Direct Edge LLC (the "**Company**"), dated as of May 10, 2016, is made by Bats Global Markets, Inc., a Delaware corporation, as the sole member of the Company (the "**Member**").

Recitals

WHEREAS, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on December 31, 2014 (the "**Certificate**") for the purposes set forth in Section 1.03 of this Agreement; and

WHEREAS, the Member desires to amend and restate the Amended and Restated Limited Liability Company Operating Agreement of the Company in its entirety.

Agreement

The Member hereby continues the Company without dissolution, and amends and restated the Limited Liability Company Operating Agreement of the Company as follows:

ARTICLE I
THE LIMITED LIABILITY COMPANY

Section 1.01. **Formation.**

(a) The Company was formed as a limited liability company on December 31, 2014 as a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute (the "**Act**"), upon the filing of the Certificate with the Secretary of State of the State of Delaware.

(b) This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations and liabilities of the Member shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of the Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Section 1.02. **Name.**

The name of the Company shall be "Direct Edge LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

Section 1.03. **Business Purpose; Powers.**

(a) Subject to the provisions of this Agreement, the purpose of the Company is (i) to operate directly or indirectly one or more national securities exchanges, (ii) to operate directly or indirectly one or more facilities of a national securities exchange, (iii) to operate directly or indirectly one or more "self-regulatory organizations" (each, an "**SRO**") as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and (iv) to engage in any other business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage.

(b) In furtherance of the purposes set forth in Section 1.03(a), the Company will possess the power to do anything not prohibited by the Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (i) to undertake any of the activities described in Section 1.03(a); (ii) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (iii) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, government, governmental department or agency or political subdivision of any government (each, a "**Person**"), and to draw checks or other orders for the payment of money on any such account; (iv) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (v) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (vi) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (vii) to bring, defend and compromise actions, in its own name, at law or in equity; and (viii) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

Section 1.04. **Maintenance of Separate Business.**

(a) The Company shall at all times:

(i) to the extent that any of the Company's offices are located in the offices of one of its Affiliates (as defined in Rule 12b-2 under the Exchange Act), pay fair market rent for its office space located therein;

(ii) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any other Person;

(iii) not commingle the Company's assets with those of any of its Affiliates or any other Person;

(iv) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates;

(v) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person;

(vi) make investments directly or by brokers engaged and paid by the Company and its agents;

(vii) manage the Company's liabilities separately from those of any of its Affiliates, and pay its own liabilities, including all compensation to employees, consultants or agents and all operating expenses, from its own separate assets, except that an Affiliate of the Company may pay the organizational and administrative expenses of the Company; and

(viii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company.

(b) The Company shall not:

(i) assume the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement; or

(ii) guarantee the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement.

(c) The Company shall abide by all Act formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company.

(d) The Member and the officers of the Company shall make decisions with respect to the business and daily operations of the Company independent of and not as dictated by any of its Affiliates. Failure of the Company, or the Member or any of the officers of the Company acting on behalf of the Company, to comply with any of the foregoing covenants or any other covenant contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

Section 1.05. **Purchased Services.**

Except as approved by the Member, all products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Company's management with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with the Member or any Affiliate of the Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

Section 1.06. **Registered Office and Agent.**

The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's registered agent at such address shall be The Corporation Trust Company.

Section 1.07. **Term.**

Subject to the provisions of Article VI below, the Company shall have perpetual existence.

ARTICLE II
THE MEMBER

Section 2.01. **The Member.**

The name and address of the Member are as follows:

Bats Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Section 2.02. **Actions by the Member; Meetings.**

The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

Section 2.03. **Liability of the Member.**

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

Section 2.04. **Power to Bind the Company.**

The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with respect to any matter.

Section 2.05. **Admission of Members.**

New members shall be admitted only upon the approval of the Member and pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the U.S. Securities and Exchange Commission (the "**SEC**") under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise.

ARTICLE III
MANAGEMENT BY THE MEMBER

Section 3.01. **Member Management.**

The management of the Company is fully reserved to the Member, and the Company shall not have "managers" as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

Section 3.02. **Officers; Employees, Agents and Consultants.**

(a) The Chief Executive Officer and the General Counsel shall each be appointed by the Member.

(b) The Chief Executive Officer shall appoint such other officers of the Company as he or she shall from time to time deem necessary and may assign any title to any such officer as he or she deems appropriate. Such officers shall have such terms of employment or service, shall receive such compensation and shall exercise such powers and perform such duties as the Member (or, if the Member delegates to the Chief Executive Officer, the Chief Executive Officer) shall from time to time determine. Any number of offices may be held by the same person.

(c) The Chief Executive Officer shall have the authority to remove any officer; provided that the Chief Executive Officer shall not have the authority to remove any members of senior level management of the Company specifically selected and appointed by the Member.

(d) No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

(e) Subject to the Member's oversight and consent, the Chief Executive Officer shall be responsible for the day-to-day management of the business of the Company, and shall see that all orders and resolutions of the Member are carried into effect. The Chief Executive Officer shall have the authority to retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such employees, agents and consultants as the Chief Executive Officer deems appropriate.

(f) To the extent that any certificate is required to be filed with the Delaware Secretary of State, each of the Chief Executive Officer and General Counsel is designated as an "authorized person" of the Company within the meaning of the Act.

Section 3.03. **Officers as Agents; Duties of Officers.**

(a) The officers of the Company, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers of the Company taken in accordance with such powers shall bind the Company.

(b) Except to the extent otherwise provided herein, each officer of the Company shall have fiduciary duties identical to those of officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 3.04. **Subsidiaries.**

(a) Subject to this Section 3.04, the Member may constitute any officer of the Company as the Company's proxy, with power of substitution, to vote the equity of any subsidiary of the Company and to exercise, on behalf of the Company, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents. Subject to this Section 3.04, in the absence of specific action by the Member, the Chief Executive Officer shall have authority to represent the Company and to vote, on behalf of the Company, the equity of other Persons, both domestic and foreign, held by the Company. Subject to this Section 3.04, the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of an Exchange Subsidiary held for the purpose of electing directors (other than the Chief Executive Officer of EDGA Exchange, Inc. ("**EDGA**") or EDGX Exchange, Inc. ("**EDGX**", and, together with EDGA, the "**Exchange Subsidiaries**", and each individually, an "**Exchange Subsidiary**"), as applicable) or members of the Nominating Committee or Member Nominating Committee of the Board of Directors of any such Exchange Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Company shall cause all outstanding equity of such Exchange Subsidiary owned directly or indirectly by the Company and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to the Chief Executive Officer of each of EDGA and EDGX, the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX to vote or consent with respect to the election of such Chief Executive Officer as a member of the Boards of Directors of EDGA and EDGX. With respect to Member

Representative Directors (as defined in the governance documents for EDGA and EDGX), the Company shall take actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove a Member Representative Director from the Board of Directors of EDGA or EDGX, as applicable, only for cause. If the Board of Directors of EDGA or EDGX determines that a director of EDGA or EDGX, as applicable, (i) no longer satisfies the classification for which the director was elected, (ii) would, if such director continued service in such capacity, violate the compositional requirements of the Board of Directors of EDGA or EDGX as set forth in its governance documents, or (iii) has become subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act), the Company shall take all actions in its capacity as a direct or indirect stockholder of EDGA and EDGX, as applicable, to remove such director from the Board of Directors of EDGA or EDGX, as applicable.

ARTICLE IV
CAPITAL STRUCTURE AND CONTRIBUTIONS

Section 4.01. **Capital Structure.**

The capital structure of the Company shall consist of one class of common interests (the "**Common Interests**"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

Section 4.02. **Capital Contributions.**

A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contributions in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

ARTICLE V
PROFITS, LOSSES AND DISTRIBUTIONS

Section 5.01. **Profits and Losses.**

A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

Section 5.02. **Distributions.**

The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI
DISSOLUTION

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events: (a) the Member votes for dissolution; or (b) a judicial dissolution of the Company under Section 18-802 of the Act.

ARTICLE VII
TRANSFER OF INTERESTS IN THE COMPANY

The Member may not sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests except pursuant to an amendment to this Agreement, which shall not be effective until filed with and approved by the SEC under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, as the case may be. After such amendment is effective, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member of the Company.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01. **Exculpation.**

Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the Member, any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, the Company, nor any officer, employee, representative or agent of the Company (individually, a "**Covered Person**" and, collectively, the "**Covered Persons**") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement; provided that such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

Section 8.02. **No Duties.**

(a) Neither the Member nor any officer of the Company, other than the Chief Executive Officer, to the fullest extent permitted by applicable law, shall have any duty (fiduciary or otherwise) to the Company or to the Member otherwise existing at law or in equity.

(b) Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, the Member or an officer of the Company does have duties (including fiduciary duties) or liabilities relating to the Company, the Member or any other Person, such

Member or officer of the Company acting pursuant to this Agreement shall not be liable to the Company, the Member or any other Person for breach of fiduciary duty by reason of such Member or officer of the Company placing good faith reliance on the provisions of this Agreement. The Member hereby agrees that, to the extent the provisions of this Agreement restrict or eliminate duties (including fiduciary duties) or liabilities of the Member and the officers of the Company that may otherwise exist at law or in equity, such provisions replace such other duties and liabilities of such Member or officer to the Company, the Member or any other Person.

(c) The foregoing provisions of this Section 8.02 shall not limit in any way the duties or obligations of the Member or the officers of the Company under any of the provisions of Section 11.02 or Article X.

Section 8.03. **Indemnification.**

To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("**Claims**"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.03 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.03.

Section 8.04. **Amendments.**

Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
CONFIDENTIALITY

Section 9.01. **Duty of Confidentiality.**

(a) The Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the

Company, shall not, without the Company's prior written consent, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning any of the following (collectively, "**Confidential Information**"):

(i) any (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists), in each case that is owned or used by the Company or any of its subsidiaries;

(ii) any dealings between the Company or any of its subsidiaries, on the one hand, and any Person to whom the Company or any of its subsidiaries provides or receives services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand;

(iii) any financial information or results of operations of the Company or any of its subsidiaries; or

(iv) any business plans, pricing information, customer information or regulatory information of the Company or any of its subsidiaries.

For purposes of this Agreement, "**Exempt Person**" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (x) has a reasonable need to know the contents of the Confidential Information, (y) is informed of the confidential nature of the Confidential Information and (z) agrees to keep such information confidential in accordance with the terms of this Agreement and any other restrictions that the Member or any governmental or regulatory authority may determine is appropriate.

(b) Notwithstanding the foregoing, Confidential Information shall not include, with respect to any Person, any information that:

(i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "**Representatives**") in breach of this Article IX;

(ii) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or

(iii) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information;

(c) Notwithstanding anything to the contrary in this Agreement:

(i) The Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO.

(ii) Nothing herein shall be interpreted to limit or impede the rights of the SEC or any Exchange Subsidiary to access or examine any Confidential Information, or to limit or impede the ability of the Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, in each case pursuant to Section 11.02, Article X or the U.S. federal securities laws and rules and regulations thereunder.

Section 9.02. **Responsibility for Breach.**

The Member shall be responsible for any breach of this Article IX by any of its Representatives or Exempt Persons and agrees to use commercially reasonable efforts to cause its Representatives and Exempt Persons to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information but no less than what a reasonably prudent person would treat its own confidential, non-public information.

ARTICLE X
SRO FUNCTION

Section 10.01. **Preservation of Independence.**

(a) For so long as the Company shall, directly or indirectly, control an Exchange Subsidiary, the Member and the officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary, as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary to carry out its responsibilities under the Exchange Act.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.01.

Section 10.02. **Compliance with Securities Laws; Cooperation with the SEC.**

(a) The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Exchange Subsidiary, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (x) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (y) to cooperate with the SEC and each Exchange Subsidiary in respect of the SEC's oversight responsibilities regarding the Exchange Subsidiaries and the self-regulatory functions and responsibilities of the Exchange Subsidiaries. The Company shall take reasonable steps necessary to cause its officers, employees and agents to so cooperate.

(b) To the fullest extent permitted by law, no present or past member of the Company, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any manager, officer, employee or agent of the Company under this Section 10.02.

Section 10.03. **Consent to Jurisdiction.**

(a) To the fullest extent permitted by law, the Company and its officers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and each Exchange Subsidiary, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC and the Exchange Subsidiaries that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency.

(b) The Company and its officers, employees and agents shall be deemed to agree that they will maintain an agent, in the United States, for the service of process of any claim arising out of, or relating to, the activities of an Exchange Subsidiary. In the case of the officers, employees and agents of the Company, the Company shall act as agent for service of process.

Section 10.04. **Consent to Applicability.**

The Company shall take reasonable steps necessary to cause its current officers, employees and agents and prospective officers, employees and agents, prior to the commencement of such Person's employment, appointment or other service, to consent in writing to the applicability of Section 11.02 and this Article X with respect to activities related to an Exchange Subsidiary.

ARTICLE XI
BOOKS AND RECORDS

Section 11.01. **General.**

(a) The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

(b) The Company shall cause to be entered in appropriate books (to be kept at the Company's principal place of business, which must be in the United States) all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Member. The Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; **provided** that the Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

Section 11.02. **Books and Records Relating to the Self-Regulatory Function of the Exchange Subsidiaries.**

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of an Exchange Subsidiary (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Member, and the officers, employees and agents of the Company, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or an Exchange Subsidiary to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of the Member or any officer, employee or agent of the Company to disclose such information to the SEC or an Exchange Subsidiary.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, agents and employees of such Exchange Subsidiary for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary; provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

ARTICLE XII
MISCELLANEOUS

Section 12.01. **Tax Treatment.**

Unless otherwise determined by the Member, the Company shall be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

Section 12.02. **Amendments.**

(a) Amendments to this Agreement and to the Certificate shall be approved in writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

(b) For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to or repeal of any provision of this Agreement shall be effective, those changes shall be submitted to the board of directors of each Exchange Subsidiary and if the same must be filed with or filed with and approved by the SEC before the changes may be effective, under Section 19 of the Exchange Act and the rules and regulations promulgated thereunder by the SEC or otherwise, then the proposed changes to this Agreement shall not be effective until filed with or filed with and approved by the SEC, as the case may be.

Section 12.03. **Severability.**

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement. Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

Section 12.04. **Governing Law.**

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

Section 12.05. **Limited Liability Company.**

The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

*   *   *

The undersigned has duly executed this Agreement as of the day first set forth above.

Bats Global Markets, Inc.

By: 
Name: Chris Concannon
Title: CEO

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers				
Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Chris Concannon	President	02/10/15		February 2017
Chris Concannon	Chief Executive Officer	03/31/15		February 2017
Chris Isaacson	Executive Vice President, Global Chief Information Officer	02/10/14		February, 2017
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/10/15		February, 2017

Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15		February, 2017
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15		February, 2017
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15		February, 2017
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15		February, 2017
Tony Barchetto	Executive Vice President, Head of Corporate Development	05/03/16	05/03/16	February, 2017
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/10/15		February, 2017
Eric Crampton	Senior Vice President Global Head of Software Engineering	02/10/15		February, 2017
Laura Morrison	Senior Vice President, Global Head of Exchange Products	05/12/15		February, 2017
Anders Franzon	Senior Vice President, Associate General Counsel	/11/02/15		February, 2017
Troy Yeazel	Senior Vice President, Operations	11/02/15		February, 2017
Jeff Connell	Senior Vice President, Market Oversight	11/02/15		February, 2017
Derick Shupe	Vice President, Controller	02/10/15		February, 2017
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/10/15		February, 2017

Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15		February, 2017
Rodney Burt	Vice President, Infrastructure	02/10/15		February, 2017
Kevin Carrai	Vice President, Connectivity, Data & Member Services	02/10/15		February, 2017
Stacie Fleming	Vice President, Communications	02/10/15		February, 2017
Kapil Rathi	Vice President, Options Business Development	05/12/15		February, 2017
Thad Prososki	Vice President, Human Resources	05/12/15		February, 2017
Brett Johnson	Vice President, Software Engineering	09/09/15		February, 2017

Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
William O'Brien	Chief Executive Officer	03/2010	02/11/14
Bryan Harkins	Chief Operating Officer	01/2011	02/11/14
Thomas McManus	Chief Regulatory Officer	07/2011	02/11/14
Saro Jahani	Chief Information Officer	04/2011	02/11/14
Glen Badach	Chief Financial Officer	03/2010	02/11/14
Jeffrey Rosenstrock	General Counsel	10/2011	02/11/14
	Secretary	01/2013	02/11/14
Ken Conklin	Senior Vice President, Business Development and Marketing	02/11/14	04/23/14

William O'Brien	President	1/31/14	7/21/14
Joe Ratterman	President	07/21/14	02/10/15
Joe Ratterman	Chief Executive Officer	02/10/15	03/31/15
Phillip Ratterman	Vice President, Core Software Engineer	2/10/14	2/10/15
Jeromee Johnson	Vice President, Options Market Development	02/10/15	6/30/15
Joe Bracco	Senior Vice President; Head of Institutional and Strategic Relations	02/10/15	10/30/15

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Directors				
Name	Classification(s)	Appointment Date:	Termination Date:	Class (Anticipated Expiration)[1]
Chris Concannon	CEO/Industry	03/31/15		N/A
Christopher Isaacson	Industry	10/26/15		Class III (Fall 2017)
David Roscoe	Non-Industry/Independent	01/31/14		Class III (Fall 2017)
Sandy Kemper	Non-Industry/Independent	10/26/15		Class I (Fall 2018)

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the third annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

Scott Wagner	Non-Industry/Independent	01/31/14		Class II (Fall 2016)
Jill Sommers	Non-Industry/Non-Independent	10/26/15		Class I (Fall 2018)
Matt Billings	Member Representative Director/Industry	02/13/15		Class II (Fall 2016)
Joseph Mecane	Member Representative Director/Industry	10/27/15		Class I (Fall 2018)

Former Directors

Name:	Title:	Appointment Date:	Termination Date:	Class:
William O'Brien	Chief Executive Officer	05/2010	01/31/14	N/A
Michael Culek	Owner Director	04/2013	01/31/14	Class II
Michael Simon	Owner Director	05/2011	01/31/14	Class I
Greg Tusar	Owner Director	05/2010	03/2013	Class III
Noel Dalzell	Owner Director	11/2012	03/2013	Class II
Leonard Amoruso	Owner Director	05/2011	07/2013	Class I
Michael Corrao	Owner Director	07/2013	01/2014	Class I
James Angel	Independent Director	05/2011	01/31/14	Class I
Larry Bergmann	Independent Director	05/2013	01/31/14	Class III
Susan Certoma	Independent Director	05/2013	01/31/14	Class I
William Dailey	Independent Director	05/2011	01/31/14	Class I
Patrick Healy	Independent Director	05/2012	01/31/14	Class II
Sam Scott Miller	Independent Director	05/2012	01/31/14	Class II
Mark Minister	Independent Director	05/2013	01/31/14	Class III

George Munoz	Independent Director	05/2013	01/31/14	Class III
Steven Rubinow	Independent Director	10/2013	01/31/14	Class II
Richard Schenkman	Independent Director	05/2013	01/31/14	Class III
Scott Ganeles	Independent Director	05/2012	07/2013	Class II
James Boyle	Member Director	10/2011	01/31/14	Class I
Joseph Droessler	Member Director	05/2012	01/31/14	Class II
Richard Gorelick	Member Director	05/2012	01/31/14	Class II
Paul Jiganti	Member Director	08/2013	01/31/14	Class III
Suhas Daftur	Member Director	05/2010	05/2013	Class III
Chris Concannon	Member Representative/Industry	03/12/12	11/04/14	
Joe Ratterman	Chairman/Industry	10/20/08	03/31/15	N/A
Harry Temkin	Non-Industry/Independent	10/17/14	07/20/15	Class III (Fall 2017)
James Selway	Member Representative/Industry	10/26/15	10/26/15	Class I (Fall 2015)
Brett Redfearn	Industry	10/17/14	05/03/16	Class III (Fall 2017)
Peter Wallison	Non-Industry/Independent	10/17/14	05/03/16	Class III (Fall 2017)
Adam Nunes	Member Representative Director/Industry	10/17/14	05/03/16	Class III (Fall 2017)

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Sandy Kemper (Chairman)	Non-Industry/Independent
Scott Wagner	Non-Industry/Independent
Jill Sommers	Non-Industry/Non-Independent

Audit Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
David Roscoe	Non-Industry/Independent
Matt Billings	Member Representative Director/Industry

Regulatory Oversight Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Matt Billings (Chairman)	Member Representative Director/Industry
Scott Wagner	Non-Industry/Independent
Joseph Mecane	Member Representative Director/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry